SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

David Hall

1998 PC Connection Voting Trust

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 15, 2004

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.  ☐

1 Names of Reporting Persons Patricia Gallup I.R.S. Identification for Nos. of Above Persons
2 Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3 SEC Use Only
4 Source of Funds OO
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 530,000
8) Shared Voting Power 16,338,188
9) Sole Dispositive Power 8,699,094
10) Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 8,699,094
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13 Percent of Class Represented by Amount in Row (11) 34.79% (1)
14 Type of Reporting Person IN (1) Based upon 25,007,577 shares of PC Connection, Inc. Common Stock outstanding on April 23, 2004.

1 Names of Reporting Persons David Hall I.R.S. Identification for Nos. of Above Persons
2 Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3 SEC Use Only
4 Source of Funds OO
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 313,500
8) Shared Voting Power 16,338,188
9) Sole Dispositive Power 8,482,594
10) Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 8,482,594
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13 Percent of Class Represented by Amount in Row (11) 33.92%(1)
14 Type of Reporting Person IN
(1)	Based upon 25,007,577 shares of PC Connection, Inc. Common Stock outstanding on April 23, 2004.

1 Names of Reporting Persons 1998 PC Connection Voting Trust I.R.S. Identification for Nos. of Above Persons
2 Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3 SEC Use Only
4 Source of Funds OO
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 16,338,188(1)
8) Shared Voting Power 0
9) Sole Dispositive Power 0
10) Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 0
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13 Percent of Class Represented by Amount in Row (11) 65.33%(2)
14 Type of Reporting Person OO
(1)	Based upon 25,007,577 shares of PC Connection, Inc. Common Stock outstanding on April 23, 2004.
(2)	See Item 6.

Item 1. Security and Issuer.

The securities to which this Schedule relates are shares of common stock, par value $0.01 per share (“Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054.

Item 2. Identity and Background.

(a) - (f) This Schedule is filed on behalf of Patricia Gallup, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. The principal occupation of Ms. Gallup is President and Chief Executive Officer of the Issuer. During the last five years, Ms. Gallup has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Ms. Gallup has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Gallup is a US citizen.

This Schedule is filed on behalf of David Hall, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. The principal occupation of Mr. Hall is Vice Chairman of the Issuer. During the last five years, Mr. Hall has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Mr. Hall has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hall is a US citizen.

This Schedule is filed on behalf of the 1998 PC Connection Voting Trust, with a principal place of business and principal office located at Rt. 101A, 730 Milford Road Merrimack, New Hampshire 03054. During the last five years, the 1998 PC Connection Voting Trust has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The 1998 PC Connection Voting Trust is governed by US law.

Item 3. Source and Amount of Funds or Other Consideration.

Ms. Gallup and Mr. Hall founded the Company and each principally holds founder’s stock.

Item 4. Purpose of Transaction.

Ms. Gallup has no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item. Mr. Hall has no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Ms. Gallup beneficially owns 8,714,094 shares of Common Stock, representing 34.8% of Common Stock as of the date of filing this statement. This amount includes 15,000 shares of Common Stock held by Ms. Gallup’s spouse, as to which Ms. Gallup disclaims beneficial ownership. Ms. Gallup has sole power to vote or direct the vote and dispose or direct the disposition as to 8,699,094 shares. Mr. Hall beneficially owns 8,482,594 shares of Common Stock, representing 33.9% of Common Stock as of the date of filing this statement. Mr. Hall has sole power to vote or direct the vote and dispose or direct the disposition as to all such shares. The 1998 PC Connection Voting Trust has the sole power to vote 16,338,188 shares of Common Stock.

(c) See Schedule 5(c) attached hereto.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s initial public offering in March 1998, Patricia Gallup and David Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into a Voting Trust (the “Voting Trust”) of which they serve as co-trustees. The terms of the Voting Trust require that both Ms. Gallup and Mr. Hall, as co-trustees, must agree as to the manner of voting the shares of Common Stock held by the Voting Trust in order for the shares to be voted. Each of Ms. Gallup and Mr. Hall may transfer shares of Common Stock for value to unaffiliated third parties. Any shares so transferred will no longer be subject to the Voting Trust and an equal number of the non-transferring co-trustee’s shares will be released from the Voting Trust. Transfers by either of Ms. Gallup or Mr. Hall in excess of 75,000 shares in any 90-day period, or that would decrease the shares held by the Voting Trust to less than a majority of the outstanding shares, will be subject to a right of first refusal to the other. The Voting Trust will terminate when it holds less than 10% of the outstanding shares of Common Stock or at the death of both co-trustees. In addition, in the event of the death or incapacity of either co-trustee, or when either of Ms. Gallup or Mr. Hall holds less than 25% of the beneficial interest held by the other in the Voting Trust, the other will become the sole trustee of the Voting Trust with the right to vote all the shares held by the Voting Trust.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of April 23, 2004, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2004	By:	/s/ Patricia Gallup
Patricia Gallup

Date: April 23, 2004	By:	/s/ David Hall
David Hall

1998 PC Connection Voting Trust

Date: April 23, 2004	By:	/s/ Patricia Gallup
Patricia Gallup, as Trustee

Date: April 23, 2004	By:	/s/ David Hall
David Hall, as Trustee

PC Connection, Inc.

Date: April 23, 2004	By:	/s/ Mark Gavin
Mark Gavin

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of April 23, 2004, by and among the Reporting Parties.

Exhibit 2.	Form of 1998 PC Connection Voting Trust Agreement among the Registrant, Patricia Gallup individually and as a trustee, and David Hall individually and as trustee (Incorporated by reference from the exhibits filed with the Company’s registration statement (333-41171) on Form S-1 filed under the Securities Act of 1933).